Exhibit 99.1

Super Group Reports Third Quarter 2022 Financial Results

•	Third Quarter 2022 Revenue of €307.8 million

•	Profit after tax of €34.9 million for the third quarter of 2022

•	Third Quarter 2022 Adjusted EBITDA of €56.1 million

•	Cash and cash equivalents was €266.0 million at September 30, 2022

•	Management to host conference call today at 8:30 a.m. ET

New York, NY – November 22, 2022 – Super Group (SGHC) Limited (NYSE: SGHC) (“SGHC” or “Super Group”), the parent company of Betway, a leading online sports betting and gaming business, and Spin, the multi-brand online casino, today announced third quarter 2022 financial results for its operating subsidiary, SGHC Limited.

Neal Menashe, CEO of Super Group, commented: “Super Group’s online-only business model and ongoing focus on improved customer experience through enhanced global technology platforms continues to ensure optimal customer engagement and value. Together with effective investment in our brands and efficient allocation of our capital, this provides us with a sound path for long-term growth.” Alinda van Wyk, CFO of Super Group stated, “Super Group remains financially strong and we continue to optimize our global footprint and operate more efficiently to leverage our scale. We remain focused on investing into technology and marketing, as well as other opportunities that will provide us with long-term growth and profitability.”

Financial Highlights

•

Revenue decreased by 2% to €307.8 million for third quarter of 2022 from €312.6 million over the same period in the prior year primarily as a result of a decline in online casino net revenue and brand license fee income, partially offset by an increase in sports betting net revenue.

•	Profit after tax for the third quarter of 2022 was €34.9 million compared to a profit of €50.5 million in the same period of the prior year.

•	EBITDA, a non-GAAP measure, was €60.9 million in the third quarter of 2022 compared to €75.9 million in the same period for the prior year.

•

Adjusted EBITDA, which excludes transaction fees, share listing expense, changes in valuations of warrants and earnout liabilities and associated foreign exchange movements, gains on derivative contracts, recognition of fair value option, bargain purchases and RSU expenses, decreased 26% to €56.1 million compared to €75.9 million in the same period from the prior year.

•

Monthly Average Customers for the quarter increased 7% to 2.7 million during the third quarter of 2022 from 2.5 million in the third quarter of 2021, excluding customers of Jumpman Gaming which was acquired on September 1, 2022.

•

Cash and cash equivalents was €266.0 million as of September 30, 2022 and €293.8 million as of December 31, 2021. This net reduction in cash for the 9 months to September 30, 2022 is comprised as follows:

•	Inflows from operations amounting to €135.0 million;

•

Offset by outflows from investing activities of €70.5 million mainly attributable to an increase in restricted cash of €69.5 expenditure on tangible and intangible assets of €23.8 million offset by loan settlements of €18.9 million;

•	Cash used in financing activities of €96.2 million primarily due a cash outflows for share repurchases of €222.3 million offset by an inflow of shares issued of €172.1 million; and

•	A gain of €3.9 million as a result of foreign currency fluctuations on foreign cash balances held over this period.

Net Revenue by Geographical Region for the Three Months Ended September 30:

	Betway	Spin	Total
	2022	2022	2022
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	69,693	413	70,106
Asia-Pacific	41,929	26,559	68,488
Europe	29,125	9,298	38,423
North America	24,412	98,629	123,041
South/Latin America	3,653	4,110	7,763

	168,812	139,009	307,821

	%	%	%
Africa and Middle East	41%	0%	23%
Asia-Pacific	25%	19%	22%
Europe	17%	7%	12%
North America	15%	71%	40%
South/Latin America	2%	3%	3%

	Betway	Spin	Total
	2021	2021	2021
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	55,212	8,414	63,626
Asia-Pacific	48,037	27,044	75,081
Europe	27,286	4,896	32,182
North America	26,736	106,037	132,773
South/Latin America	4,139	4,796	8,935

	161,410	151,187	312,597

	%	%	%
Africa and Middle East	34%	6%	20%
Asia-Pacific	30%	18%	24%
Europe	17%	3%	10%
North America	16%	70%	43%
South/Latin America	3%	3%	3%

Net Revenue by Geographical Region for the Nine Months Ended September 30:

	Betway	Spin	Total
	2022	2022	2022
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	195,259	1,966	197,225
Asia-Pacific	147,340	77,179	224,519
Europe	87,833	13,809	101,642
North America	91,442	324,131	415,573
South/Latin America	12,613	11,543	24,156

	534,487	428,628	963,115

	%	%	%
Africa and Middle East	37%	0%	20%
Asia-Pacific	28%	18%	23%
Europe	16%	3%	11%
North America	17%	76%	43%
South/Latin America	2%	3%	3%

	Betway	Spin	Total
	2021	2021	2021
	€ ‘000s	€ ‘000s	€ ‘000s
Africa and Middle East	147,168	25,099	172,267
Asia-Pacific	146,973	70,294	217,267
Europe	100,069	17,464	117,533
North America	97,068	350,848	447,916
South/Latin America	11,658	12,966	24,624

	502,936	476,671	979,607

	%	%	%
Africa and Middle East	29%	5%	18%
Asia-Pacific	29%	15%	22%
Europe	20%	4%	12%
North America	20%	73%	45%
South/Latin America	2%	3%	3%

Net Revenue by Product for the Three Months Ended September 30:

	Betway	Spin	Total
	2022	2022	2022
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino[1]	57,770	138,822	196,592
Sports betting[1]	104,635	—	104,635
Brand licensing[2]	5,439	—	5,439
Other[3]	968	187	1,155

Total Group revenue	168,812	139,009	307,821

	Betway	Spin	Total
	2021	2021	2021
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino[1]	53,709	150,689	204,398
Sports betting[1]	90,889	498	91,387
Brand licensing[2]	16,614	—	16,614
Other[3]	198	—	198

Total Group revenue	161,410	151,187	312,597

Net Revenue by Product for the Nine Months Ended September 30:

	Betway	Spin	Total
	2022	2022	2022
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino[1]	177,364	428,060	605,424
Sports betting[1]	324,412	381	324,793
Brand licensing[2]	31,096	—	31,096
Other[3]	1,615	187	1,802

Total Group revenue	534,487	428,628	963,115

	Betway	Spin	Total
	2021	2021	2021
	€ ‘000s	€ ‘000s	€ ‘000s
Online casino[1]	172,476	476,131	648,607
Sports betting[1]	278,421	540	278,961
Brand licensing[2]	51,446	—	51,446
Other[3]	593	—	593

Total Group revenue	502,936	476,671	979,607

[1]	Sports betting and online casino revenues are not within the scope of IFRS 15 ‘Revenue from Contracts with Customers’ and are treated as derivatives under IFRS 9 ‘Financial Instruments’.
[2]	Brand licensing revenues are within the scope of IFRS 15 ‘Revenue from Contracts with Customers’.
[3]	Other relates to rebates received from external processors.

Reorganization Timeline

Over the last three years, the business conducted a restructuring by combining existing, stand-alone companies into the newly formed Super Group.

SGHC Limited was formed on July 6, 2020.

The following transactions took place during 2021 and 2022 as part of the reorganization:

•	January 11, 2021 - Raging River Trading was deemed to have been acquired.

•	April 9, 2021 - Webhost, Partner Media and Buffalo Partners were acquired.

•	April 14, 2021 - DigiProc Consolidated was acquired.

•	April 16, 2021 - Digiprocessing (Mauritius) was acquired.

•	April 19, 2021 - Raichu Investments was acquired.

•	September 2, 2021 - SGHC purchased 100% of the outstanding shares of Smart Business Solutions S.A.

•	December 1, 2021 - SGHC purchased 100% of the outstanding shares in Haber Investments, and Red Interactive.

•	January 27, 2022 - Business combination with SEAC.

Since the reorganization, the following transaction has taken place:

•	September 1, 2022 - acquired a majority ownership interest in Jumpman Gaming.

Non-GAAP Financial Information

This press release includes non-GAAP financial information not presented in accordance with the International Financial Reporting Standards (“IFRS”).

EBITDA and Adjusted EBITDA are non-GAAP company-specific performance measures that Super Group uses to supplement the Company’s results presented in accordance with IFRS. EBITDA is defined as profit before depreciation, amortization, financial income, financial expense and income tax expense/credit. Adjusted EBITDA is defined as EBITDA less gain on derivative contracts and gain on bargain purchase plus transaction costs, share listing expense, fair value adjustments on warrant liabilities and earnout liabilities and associated foreign exchange movements, recognition of fair value of option and the expense for the award of restricted stock units.

Super Group believes that these non-GAAP measures are useful in evaluating the Company’s operating performance as they are similar to measures reported by the Company’s public competitors and are regularly used by securities analysts, institutional investors and other interested parties in analyzing operating performance and prospects.

Management does not consider these non-GAAP measures in isolation or as an alternative to financial measures determined in accordance with IFRS. The principal limitation of these non-GAAP financial measures is that they exclude significant expenses that are required by IFRS to be recorded in Super Group’s financial statements. In order to compensate for these limitations, management presents non-GAAP financial measures together with IFRS results. Non-GAAP measures should be considered in addition to results and guidance prepared in accordance with IFRS, but should not be considered a substitute for, or superior to, IFRS results.

Reconciliation tables of the most comparable IFRS financial measure to the non-GAAP financial measures used in this press release are included below. Super Group urges investors to review the reconciliation and not to rely on any single financial measure to evaluate its business. In addition, other companies, including companies in our industry, may calculate similarly named non-GAAP measures differently than we do, which limits their usefulness in comparing our financial results with theirs.

Reconciliation of Profit to Adjusted EBITDA for:

	For the three months ended September 30		For the nine months ended September 30
	2022	2021	2022	2021
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Profit for the period	34,877	50,473	170,216	152,956
Income tax expense	10,639	4,346	25,221	10,357
Finance income	(587)	(333)	(1,252)	(1,021)
Finance expense	276	286	939	6,041
Depreciation and amortization expense	15,742	21,091	46,907	62,986

EBITDA	60,947	75,863	242,031	231,319
Transaction fees	—	—	21,612	—
Gain on derivative contracts	(2,435)	—	(4,147)	—
Gain on bargain purchase	—	—	—	(10,661)
Share listing expense	—	—	126,252	—
Foreign exchange on revaluation of warrants and earnouts	5,714	—	29,743	—
Change in fair value of warrant liability	870	—	(33,744)	—
Change in fair value of earnout liability	2,722	—	(192,214)	—
Recognition of fair value of option[1]	(21,983)	—	(21,983)	—
RSU expense	10,308	—	13,683	—

Adjusted EBITDA	56,143	75,863	181,233	220,658

[1]

The recognition of the fair value of the option relates to the exercising of the option to acquire Verno Holdings, the ultimate holding company of Jumpman Gaming, on September 1, 2022. The valuation of the business as required in terms of IFRS3 is provisional at the time of this press release and is subject to change once finalized.

Webcast Details

The Company will host a webcast at 8:30 a.m. ET today to discuss the third quarter 2022 financial results. For ease of year-over-year comparison and analysis the Company may discuss pro-forma consolidated results, including Adjusted EBITDA, which pro-forma results are included in the 3Q 2022 Earnings Review presentation posted on Investor Relations section of www.sghc.com.

Participants may access the live webcast and supplemental earnings presentation on the events & presentations page of the Super Group Investor Relations website at: https://investors.sghc.com/events-and-presentations/default.aspx.

About Super Group (SGHC) Limited

Super Group (SGHC) Limited is the holding company for leading global online sports betting and gaming businesses: Betway, a premier online sports betting brand, and Spin, a multi-brand online casino offering. The group is licensed in multiple jurisdictions, with leading positions in key markets throughout Europe, the Americas and Africa. The group’s sports betting and online gaming offerings are underpinned by its scale and leading technology, enabling fast and effective entry into new markets. Its proprietary marketing and data analytics engine empowers it to responsibly provide a unique and personalized customer experience. For more information, visit www.sghc.com.

Contacts:

Investors:

investors@sghc.com

Media:

media@sghc.com

Forward-Looking Statements

Certain statements made in this press release are “forward looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995.

These forward-looking statements include, but are not limited to, expectations and timing related to market entries and expansion, projections of market opportunity, growth and profitability expected growth of Super Group’s customer base, expansion into new markets.

These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (i) the ability to implement business plans, forecasts and other expectations, and identify and realize additional opportunities; (ii) the ability to maintain the listing of Super Group’s securities on a national securities exchange; (iii) changes in the competitive and regulated industries in which Super Group operates; (iv) variations in operating performance across competitors; (v) changes in laws and regulations affecting Super Group’s business; (vi) Super Group’s inability to meet or exceed its financial projections; (vii) changes in general economic conditions, including as a result of the COVID-19 pandemic; (viii) changes in domestic and foreign business, market, financial, political and legal conditions; (ix) future global, regional or local economic and market conditions affecting the sports betting and gaming industry; (x) changes in existing laws and regulations, or their interpretation or enforcement, or the regulatory climate with respect to the sports betting and gaming industry; (xi) the ability of Super Group’s customers to deposit funds in order to participate in Super Group’s gaming products; (xii) compliance with regulatory requirements in a particular regulated jurisdiction, or Super Group’s ability to successfully obtain a license or permit applied for in a particular regulated jurisdiction, or maintain, renew or expand existing licenses; (xiii) the technological solutions Super Group has in place to block customers in certain jurisdictions, including jurisdictions where Super Group’s business is illegal, or which are sanctioned by countries in which Super Group operates from accessing its offerings; (xiv) Super Group’s ability to restrict and manage betting limits at the individual customer level based on individual customer profiles and risk level to the enterprise; (xv) the ability by Super Group’s key executives, certain employees or other individuals related to the business, including significant shareholders, to obtain the necessary licenses or comply with individual regulatory obligations in certain jurisdictions; (xvi) protection or enforcement of Super Group’s intellectual property rights, the confidentiality of its trade secrets and confidential information, or the costs involved in protecting or enforcing Super Group’s intellectual property rights and confidential information; (xvii) compliance with applicable data protection and privacy laws in Super Group’s collection, storage and use, including sharing and international transfers, of personal data; (xviii) failures, errors, defects or disruptions in Super Group’s information technology and other systems and platforms; (xix) Super Group’s ability to develop new products, services, and solutions, bring them to market in a timely manner, and make enhancements to its platform; (xx) Super Group’s ability to maintain and grow its market share, including its ability to enter new markets and acquire and retain paying customers; (xxi) the success, including win or hold rates, of existing and future online betting and gaming products; (xxii) competition within the broader entertainment industry; (xxiii) Super Group’s reliance on strategic relationships with land based casinos, sports teams, event planners, local licensing partners and advertisers; (xxiv) events or media coverage relating to, or the popularity of, online betting and gaming industry; (xxv) trading, liability management and pricing risk related to Super Group’s participation in the sports betting and gaming industry; (xxvi) accessibility to the services of banks, credit card issuers and payment processing services providers due to the nature of Super Group’s business; (xxvii) the regulatory approvals related to proposed acquisitions and the integration of the acquired businesses; and (xxviii) other risks and uncertainties indicated from time to time for Super Group including those under the heading “Risk Factors” in our Annual Report on Form 20-F filed with the SEC on April 20, 2022, and in Super Group’s other filings with the SEC. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in other documents filed or that may be filed by Super Group from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Super Group assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Super Group does not give any assurance that it will achieve its expectations.

Super Group (SGHC) Limited

Consolidated Statements of Profit or Loss and Other Comprehensive Income

for the periods ended September 30, 2022 and September 30, 2021

	Three Months Ended September 30,		Nine Months Ended September 30,
	2022	2021	2022	2021
	€ ‘000s	€ ‘000s	€ ‘000s	€ ‘000s
Revenue	307,821	312,597	963,115	979,607
Direct and marketing expenses	(226,921)	(204,708)	(693,338)	(652,860)
General and administrative expenses	(36,918)	(33,034)	(109,373)	(112,094)
Other Operating Income	1,853	1,008	7,146	6,005
Transaction fees	—	—	(21,612)	—
Depreciation and amortization expense	(15,742)	(21,091)	(46,907)	(62,986)

Profit from operations	30,093	54,772	99,031	157,672
Finance income	587	333	1,252	1,021
Finance expense	(276)	(286)	(939)	(6,041)
Gain on derivative contracts	2,435	—	4,147	—
Foreign exchange on revaluation of warrants and earnouts	(5,714)	—	(29,743)	—
Share listing expense	—	—	(126,252)	—
Change in fair value of warrant liability	(870)	—	33,744	—
Change in fair value of earnout liability	(2,722)	—	192,214	—
Recognition of fair value of option	21,983	—	21,983	—
Gain on bargain purchase	—	—	—	10,661

Profit before taxation	45,516	54,819	195,437	163,313
Income tax expense	(10,639)	(4,346)	(25,221)	(10,357)

Profit for the period	34,877	50,473	170,216	152,956
Profit for the period attributable to:
Non-controlling interest	243	—	243	—
Owners of the parent	34,634	50,473	169,973	152,956

	34,877	50,473	170,216	152,956
Other comprehensive loss Items that may be reclassified subsequently to profit or loss
Foreign currency translation	(1,784)	(2,091)	(4,159)	(2,262)

Other comprehensive (loss)/income for the period	(1,784)	(2,091)	(4,159)	(2,262)

Total comprehensive income for the period attributable to owners of the parent	33,093	48,382	166,057	150,694

Weighted average shares outstanding, basic and diluted	490,197,468	483,715,048	489,580,095	468,281,267
Earnings per share, basic and diluted	0.07	0.10	0.35	0.33

Super Group (SGHC) Limited

Consolidated Statements of Financial Position

As of September 30, 2022, and December 31, 2021

	September 30,	December 31,
	2022	2021
	€ ‘000s	€ ‘000s
Non-current assets
Goodwill and intangible assets	242,760	197,977
Property, plant and equipment	14,403	12,498
Right-of-use assets	12,167	14,541
Deferred tax assets	27,939	24,108
Regulatory deposits	10,198	8,594
Loans receivable	11,045	25,516
Financial asset	1,687	1,686

	320,199	284,920
Current assets
Trade and other receivables	147,365	169,252
Income tax receivables	33,923	35,806
Restricted cash	136,813	60,296
Cash and cash equivalents	265,955	293,798

	584,056	559,152

TOTAL ASSETS	904,255	844,072

LIABILITIES
Non-current liabilities
Lease liabilities	10,692	10,896
Deferred tax liability	7,521	9,248
Interest-bearing loans and borrowings	—	764

	18,213	20,908
Current liabilities
Warrant Liability	19,379	—
Earnout Liability	81,143	—
Lease liabilities	3,091	5,353
Deferred consideration	—	13,200
Interest-bearing loans and borrowings	1,217	3,008
Trade and other payables	163,416	147,353
Customer liabilities	55,457	51,959
Provisions	48,682	47,715
Income tax payables	49,833	40,524

	422,218	309,112

TOTAL LIABILITIES	440,431	330,020

EQUITY
Issued capital	273,435	269,338
Foreign exchange reserve	(6,253)	(2,094)
Non-Controlling Interest	17,562	—
Earnout reserve	(249,955)	—
Accumulated profit	429,035	246,808

	463,824	514,052

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	904,255	844,072